Exhibit 5.1

May 13, 2020

JPMorgan Chase & Co.

383 Madison Avenue

New York, New York 10179

Ladies and Gentlemen:

We have acted as counsel to JPMorgan Chase & Co., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-3 (File No. 333-230098) (as amended, the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the issuance by the Company of $3,000,000,000 aggregate principal amount of Fixed-to-Floating Rate Subordinated Notes due 2031 (the “Subordinated Notes”), pursuant to the Underwriting Agreement, dated May 6, 2020 (the “Underwriting Agreement”), between the Company and the several underwriters named therein. The Subordinated Notes are being issued under the Subordinated Indenture, dated as of March 14, 2014 (as amended by the First Supplemental Indenture, dated as of January 13, 2017, between the Company and U.S. Bank Trust National Association (the “Trustee”), the “Indenture”), between the Company and the Trustee.

We have examined the Registration Statement; the Indenture; duplicates of the global notes representing the Subordinated Notes; and the Underwriting Agreement. In addition, we have examined, and have relied as to matters of fact upon, originals, or duplicates or certified or

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conformed copies, of such records, agreements, documents and other instruments and such certificates or comparable documents of public officials and of officers and representatives of the Company and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth.

In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. We also have assumed that the Indenture is the valid and legally binding obligation of the Trustee.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that the Subordinated Notes have been duly authorized, executed and issued by the Company and, assuming due authentication thereof by the Trustee or The Bank of New York Mellon, as authenticating agent under the Indenture on behalf of the Trustee, upon payment and delivery in accordance with the provisions of the Underwriting Agreement, the Subordinated Notes will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

Our opinion set forth above is subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing. In addition, we express no opinion as to the validity, legally binding effect or enforceability of Section 110 of the Indenture relating to the separability of provisions of the Indenture.

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We do not express any opinion herein concerning any law other than the law of the State of New York and the Delaware General Corporation Law.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Company’s Current Report on Form 8-K dated May 13, 2020 and to the use of our name under the caption “Legal Opinions” in the prospectus relating to the Subordinated Notes included in the Registration Statement.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP